United States securities and exchange commission logo





                             April 15, 2022

       Jeff Ciachurski
       Chief Executive Officer
       Greenbriar Capital Corp.
       632 Foster Avenue
       Coquitlam, British Columbia, Canada, V3J 2L7

                                                        Re: Greenbriar Capital
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed March 28,
2022
                                                            File No. 000-56391

       Dear Mr. Ciachurski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 20-F filed March 28,
2022

       Item 1. Identity of Directors, Senior Management and Advisers, page 3

   1. We note your response to comment 2 and reissue the comment in part. We note your disclosure regarding
the minimum hours per week devoted by the officers and directors and, in particular,
that Mr. Ciachurski devotes a minimum of 40 hours per week to your company. Considering
that he simultaneously serves as chief executive officer of Captiva
                                                        Verde Wellness Corp.,
please provide the percentage of his time those 40 hours consume.
       Item 3. Key Information, page 4

   2. We note your added disclosure that after your application for the Montalva Solar Project was not approved in
2021, you submitted a new application for approval to the Puerto
                                                        Rico Financial
Oversight and Management Board. Given that you have extended your lease agreements for
the land related to this project until December 2022 and you disclose
 Jeff Ciachurski
FirstName
Greenbriar LastNameJeff
            Capital Corp. Ciachurski
Comapany
April       NameGreenbriar Capital Corp.
       15, 2022
April 215, 2022 Page 2
Page
FirstName LastName
         the risk that you may not be able to extend these agreements further or identify alternate sites, please briefly describe the hurdles that remain to obtaining approval so investors can evaluate the risk that you may not obtain approval and as a result would not be able to proceed with this project.
3. We note your response to comment 1. Please file the Montalva and Lajas land lease option agreements or tell us why these agreements are not required to be filed. Refer to exhibit 4 under "Instructions as to Exhibits" of Form 20-F.
Item 4. Information on the Company, page 16

4. We note your response to comment 3 and your disclosure indicating that "[t]here is no assurance that the approval of the [Puerto Rico Financial and Management Oversight
         Board] will be forthcoming on terms acceptable to the Company, or at all." Please reconcile this disclosure with your statement in the investor presentation dated February
         10, 2022 available on your website that lists a "ground breaking on Montalva" in April
         2022 as an "upcoming catalyst."
Item 6. Directors, Senior Management and Employees, page 38

5. We note your response to comment 6 and reissue the comment. In the investor presentation dated February 10, 2022 available on your website, Paul Morris is referred to as "CEO of Sage Ranch." Please advise or revise.
General

6. Please reconcile or advise us regarding the below statements from the investor presentation dated February 10, 2022 available on your website, all of which appear to differ from the information provided in the registration statement.
             "Most undervalued stock in the Real Estate, ESG, and Solar Energy Universe."
             "Delivered a 54.9% yearly Combined Annual Growth Rate on Sage Ranch for 11 years."
             "Managing highly productive and experienced executives and motivating them with a servant-leader style of leadership plus great incentives for a 300% increase in output."
             "Ground Breaking on Sage Ranch Q3 2022."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.
 Jeff Ciachurski
Greenbriar Capital Corp.
April 15, 2022
Page 3



                                        Sincerely,
FirstName LastNameJeff Ciachurski
                                        Division of Corporation Finance
Comapany NameGreenbriar Capital Corp.
                                        Office of Real Estate & Construction
April 15, 2022 Page 3
cc:       Leo Raffin
FirstName LastName